UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Alexander A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
13-4093645

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		11,766,182 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,766,182 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,766,182 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

(1)	Based on 37,153,036 shares of common stock outstanding as of April 24, 2015 as reported in the Issuer’s 10-Q filed with the SEC on April 30, 2015.
(2)	Includes 53,250 shares of common stock underlying options issued to Felix J. Baker.
(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.
(4)	Includes 37,500 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
46-3147749

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		11,766,182 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,766,182 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,766,182 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

(1)	Based on 37,153,036 shares of common stock outstanding as of April 24, 2015 as reported in the Issuer’s 10-Q filed with the SEC on April 30, 2015.
(2)	Includes 53,250 shares of common stock underlying options issued to Felix J. Baker.
(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.
(4)	Includes 37,500 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		11,910,144 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,910,144 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,910,144 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.0% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1)	Based on 37,153,036 shares of common stock outstanding as of April 24, 2015 as reported in the Issuer’s 10-Q filed with the SEC on April 30, 2015.
(2)	Includes 53,250 shares of common stock underlying options issued to Felix J. Baker.
(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.
(4)	Includes 37,500 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		11,910,664 (2)(3)(4)
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		11,910,664 (2)(3)(4)
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,910,664 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.0% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1)	Based on 37,153,036 shares of common stock outstanding as of April 24, 2015 as reported in the Issuer’s 10-Q filed with the SEC on April 30, 2015.
(2)	Includes 53,250 shares of common stock underlying options issued to Felix J. Baker.
(3)	Includes 15,000 shares of common stock underlying options issued to Julian C. Baker.
(4)	Includes 37,500 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS FBB Associates
13-3843860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER
		143,462
NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		143,462
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN,OO

(1)	Based on 37,153,036 shares of common stock outstanding as of April 24, 2015 as reported in the Issuer’s 10-Q filed with the SEC on April 30, 2015.

Amendment No. 12 to Schedule 13D

This Amendment No. 12 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Pursuant to the amended and restated management agreements among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Biotech Fund II (A), L.P. (“Baker Biotech II (A)”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Biotech II (A), Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On May 5, 2015, Synageva BioPharma Corp. (“the Issuer”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Parent’s wholly-owned subsidiaries, Pulsar Merger Sub Inc., a Delaware corporation (“Purchaser”) and Galaxy Merger Sub LLC, a Delaware limited liability company pursuant to which, Purchaser will commence an exchange offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Issuer in exchange for $115 in cash and 0.6581 shares of the Parent’s common stock. Subject to the satisfaction of certain conditions, after the closing of the Offer, Parent would acquire any remaining shares of the Issuer pursuant to a merger of the Purchaser with and into the Issuer under the Merger Agreement (the “Merger”). On May 5, 2015, concurrently with the execution of the Merger Agreement, the Funds along with another person entered into separate voting and support agreements with the Parent and Purchaser under which each of them agreed to vote all of the shares they beneficially own (the “Voting and Support Agreements”) in favor of the adoption of the Merger Agreement, and in favor of the approval of the transactions contemplated by the Merger Agreement, including the Merger, along with any other matter necessary to consummate such transactions. The signatories to the Voting and Support Agreements collectively own approximately 33.36% of the outstanding shares of the Issuer.

In addition under the Voting and Support Agreements, the Funds granted an irrevocable proxy to the Parent, agreed not to solicit other potential buyers of the Issuer and not to sell or encumber their securities. Also, Parent and the Funds agreed to use commercially reasonable efforts to negotiate registration rights for the Funds related to securities to be received in the Merger.

The foregoing disclosure does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement filed on Exhibit I hereto.

The Funds hold securities of the Issuer for investment purposes, subject to the obligations under the Voting and Support Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be filed as Exhibits

Exhibit I:	Voting and Support Agreement dated May 5, 2015 by and among Parent, Purchaser and the Funds

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2015

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC
By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner